Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 14, 2013, and the related Letter of Transmittal, and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offeror (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdiction. In those jurisdictions where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Offeror by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Offeror.

Notice of Offer to Purchase for Cash
All Outstanding Shares of 7.625% Series A Cumulative Redeemable Preferred Stock
of
MPG OFFICE TRUST, INC.
at
$25.00 Net Per Share
Pursuant to the Offer to Purchase Dated June 14, 2013
by
BROOKFIELD DTLA INC.,
a wholly-owned subsidiary
of
BROOKFIELD OFFICE PROPERTIES INC.

Brookfield DTLA Inc. (“DTLA Inc.”), a Delaware corporation and a direct wholly-owned subsidiary of Brookfield Office Properties Inc. (“BPO”), a corporation under the Laws of Canada, is offering to purchase all of the outstanding shares of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share (collectively, the “Shares” or the “Company Preferred Stock”) of MPG Office Trust, Inc. (the “Company”), a Maryland corporation, at a price of $25.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to American Stock Transfer & Trust Company, LLC (the “Depositary”) will not be charged brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, dealer, commercial bank, trust company, bank or other nominee should consult such broker, dealer, commercial bank, trust company, bank or other nominee to determine if any fees may apply. Prior to the consummation of the Offer, DTLA Inc. intends to assign all its rights and obligations with respect to the Offer to a newly-formed Maryland corporation formed for the purpose of purchasing the Shares tendered in the Offer (the “Maryland Purchaser”). Any assignment by DTLA Inc. of its rights and obligations to the Maryland Purchaser to purchase Shares under the Offer will not relieve DTLA Inc. of any of its obligations to the holders of Shares who have tendered their Shares in the Offer. As used herein, references to the “Offeror” mean DTLA Inc. and/or the Maryland Purchaser, as applicable. Following the consummation of the Offer, and subject to the conditions described in the Offer to Purchase, affiliates of the Offeror intend to effect the Mergers described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK
CITY TIME, AT THE END OF FRIDAY, JULY 12, 2013, UNLESS THE OFFER IS
EXTENDED OR EARLIER TERMINATED.

The Offeror is making the Offer pursuant to the Agreement and Plan of Merger, dated as of April 24, 2013 (as amended by that Waiver and First Amendment to Agreement and Plan of Merger, dated as of May 19, 2013, and as it may be further amended from time to time, the “Merger Agreement”), by and among Brookfield DTLA Holdings LLC (“Brookfield DTLA”), a Delaware limited liability company (which was converted from a Delaware limited partnership on May 10, 2013), Brookfield DTLA Fund Office Trust Investor Inc. (“Sub REIT”), a Maryland corporation and an indirect wholly-owned subsidiary of Brookfield DTLA (except at or prior to the closing of the transactions contemplated by the Merger Agreement for shares of Series B preferred stock reasonably necessary to satisfy requirements to qualify as a real estate investment trust (“REIT”) for U.S. federal income tax purposes and the Sub REIT Series A Preferred Shares (as defined below) to be registered with the U.S. Securities and Exchange Commission (the “SEC”)), Brookfield DTLA Fund Office Trust Inc. (“REIT Merger Sub”), a Maryland corporation and a direct wholly-owned subsidiary of Sub REIT (except at or prior to the closing of the transactions contemplated by the Merger Agreement for shares of Series B preferred stock reasonably necessary to satisfy REIT requirements), Brookfield DTLA Fund Properties LLC (“Partnership Merger Sub”), a Maryland limited liability company and a direct wholly-owned subsidiary of REIT Merger Sub, MPG Office Trust, Inc. (the “Company”), a Maryland corporation, and MPG Office, L.P. (the “Partnership”), a Maryland limited partnership. Pursuant to the Merger Agreement and subject to the terms and conditions set forth therein, among other things, the Company will be merged with and into REIT Merger Sub with REIT Merger Sub as the surviving entity (the “REIT Merger”) and, immediately after the effective time of the REIT Merger, Partnership Merger Sub will be merged with and into the Partnership with the Partnership as the surviving entity (the “Partnership Merger” and together with the REIT Merger, the “Mergers”). Unless the Offer is terminated, the Mergers will occur subsequent to the consummation of the Offer. Pursuant to the Merger Agreement, by virtue of the REIT Merger, each share of Company Preferred Stock issued and outstanding immediately prior to the effective time of the REIT Merger will automatically, and without a vote by the holders of Company Preferred Stock, be converted into, and canceled in exchange for, one share of 7.625% Series A Cumulative Redeemable Preferred Stock, par value $0.01 per share, of Sub REIT (the “Sub REIT Series A Preferred Shares”), which will have rights, terms and conditions that are substantially the same as those of the Company Preferred Stock. Under no circumstances will interest be paid on the Offer Price, regardless of any extension of the Offer or any delay in making payment for the Shares. The Merger Agreement is more fully described in Section 13 of the Offer to Purchase.

The Offer is subject to customary conditions and the Offeror will not be required accept and pay for Shares validly tendered pursuant to the Offer unless the conditions set forth in Section 15 of the Offer to Purchase, “Conditions of the Offer”, have been satisfied or waived, including, among other things, (1) the approval of the REIT Merger by holders of the Company’s common stock, par value $0.01 per share, of the Company (“Company Common Stock”) entitled to cast at least two-thirds of all votes entitled to be cast by the holders of all outstanding shares of Company Common Stock and (2) the Company having completed the sale of the properties commonly known as US Bank Tower and Westlawn Garage located at 633 West Fifth Street, Los Angeles, California in accordance with the terms of the Merger Agreement. The Offer is not conditioned on BPO or the Offeror obtaining financing or upon any minimum number of Shares being tendered. Unless otherwise agreed to by the Company and the Offeror in writing, the Offer may not be consummated except immediately prior to the effective time of the REIT Merger. The Offeror may terminate the Offer if the Merger Agreement is terminated in accordance with its terms. The Offer is also subject to the other conditions described in the Offer to Purchase.

The Board of Directors of the Company is required by law to communicate its views regarding the Offer to holders of the Company Preferred Stock in a Schedule 14D-9 to be filed with the SEC within 10 business days from the date the Offer is commenced. Under the terms of the Merger Agreement, the Company has agreed that it may take no position with respect to the Offer, but will not make a recommendation against the Offer in the Schedule 14D-9.

The Offer will expire at 12:00 midnight, New York City time, at the end of Friday, July 12, 2013 (such time and date, or the latest time and date to which the Offer may be extended (as described below), the “Expiration Date”), unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement. In addition, pursuant to the Merger Agreement: (i) if on or prior to any then-scheduled expiration date of the Offer, any of the conditions of the Offer have not been satisfied (other than conditions which by their nature are to be satisfied at the time and date the Offeror accepts the Shares for payment) or waived by the Offeror, the Offeror will extend the Offer for one or more periods of up to 10 business days each (or such longer period as agreed to by the Company) in order to permit the conditions of the Offer to be satisfied; provided, however, that such extended expiration date does not extend beyond the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date (as defined in the Merger Agreement), which is August 15, 2013 or such other date to which the Outside Date is extended in accordance with the terms of the Merger Agreement, and (ii) if, within five business days prior to any then-scheduled expiration date of the Offer, the Company exercises its right to postpone or adjourn the Company’s Common Stock stockholder meeting in order to consider an acquisition proposal from a third party, then the Offeror will extend the Offer so that the expiration date of the Offer does not occur until the date that is one business day after such postponed meeting’s date; provided, however, that such extended expiration date does not extend beyond the earlier of (1) the date on which the Merger Agreement is terminated in accordance with its terms and (2) the Outside Date. Notwithstanding the foregoing, the Offeror will extend the Offer for any period or periods required by any applicable law, by interpretation or position of the SEC, or its staff, or the New York Stock Exchange. Any extension of the Offer will be followed by the Offeror issuing a press release setting forth the new date at which the Offer would expire no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension of the Offer, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Subject to the applicable rules and regulations of the SEC, the Offeror expressly reserves the right to waive, in whole or in part, any of the conditions to the Offer at any time and from time to time, in its discretion, provided that unless previously approved by the Company in writing, the Offeror may not (1) reduce the number of Shares sought to be purchased in the Offer, (2) reduce the Offer Price, (3) change the form of consideration payable in the Offer, (4) consummate the Offer except immediately prior to the effective time of the REIT Merger unless otherwise agreed to by the Company and the Offeror in writing, (5) abandon or terminate the Offer except as expressly provided in the Merger Agreement, or (6) amend, modify or supplement any of the conditions to the Offer (as described in the Offer to Purchase) in a manner adverse to the holders of Shares.

In order to take advantage of the Offer, (1) if you are a record holder (i.e., you hold your Shares directly in your name in book-entry form), you must complete and sign the enclosed Letter of Transmittal and send it and any other documents to the Depositary or follow the procedures for book-entry transfer set forth in the Offer to Purchase or (2) if you hold your Shares through a broker, dealer, commercial bank, trust company, bank or other nominee you must contact your broker, dealer, commercial bank, trust company, bank or other nominee and give instructions that your Shares be tendered. These Shares must be tendered and reach the Depositary before the Offer expires. Detailed instructions are contained in the Letter of Transmittal and in the Offer to Purchase. If you desire to tender Shares and if you cannot comply with the procedures for book-entry transfer described in the Offer to Purchase on a timely basis, or if you cannot deliver all required documents to the Depositary prior to the expiration of the Offer, you may tender your Shares by following the procedures for guaranteed delivery set forth in Section 3 of the Offer to Purchase.

For purposes of the Offer, the Offeror will be deemed to have accepted for payment Shares tendered when and if the Offeror gives oral or written notice of the Offeror’s acceptance to the Depositary. The Offeror will pay for Shares accepted for payment pursuant to the Offer by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. Under no circumstances will the Offeror pay interest on the consideration paid for Shares pursuant to the Offer, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in the Offer to Purchase, tenders of Shares made in the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time before the Expiration Date and, unless previously accepted for payment as provided herein, may also be withdrawn at any time after August 12, 2013. For your withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the properly withdrawn Shares. Withdrawals may not be rescinded, and Shares properly withdrawn will thereafter be deemed not validly tendered. However, properly withdrawn Shares may be re-tendered at any time before the Expiration Date by again following the tender procedures described in the Offer to Purchase.

The exchange of Shares for cash pursuant to the Offer or the exchange of Shares for Sub REIT Series A Preferred Shares pursuant to the REIT Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder (as defined in the Offer to Purchase) will recognize gain or loss equal to the difference between (1) the amount of cash or the value of Sub REIT Series A Preferred Shares received and (2) such U.S. Holder’s adjusted tax basis in its Shares exchanged therefor. Payments made to a Non-U.S. Holder (as defined in the Offer to Purchase) with respect to Shares exchanged for cash pursuant to the Offer or Shares exchanged for Sub REIT Series A Preferred Shares pursuant to the REIT Merger generally will not be subject to U.S. federal income tax, unless such Non-U.S. Holder has certain connections to the United States, the Shares constitute U.S. real property interests with respect to such Non-U.S. Holder or the payment received by such Non-U.S. Holder is attributable to gain from the Company’s deemed sale of U.S. real property interests and certain other conditions are satisfied. All holders of Shares should consult with their own tax advisors as to the particular tax consequences of exchanging their Shares pursuant to the Offer, during a subsequent offering period or pursuant to the REIT Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The Company has provided to the Offeror its list of preferred stockholders and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies, banks and similar persons whose names, or the names of whose nominees, appear on the preferred stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), at its address and telephone numbers set forth below and will be furnished promptly at the Offeror’s expense. Neither BPO nor the Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary) in connection with the solicitation of tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll Free: (800) 322-2885
Email: tenderoffer@mackenziepartners.com

June 14, 2013